UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated November 9, 2015

Commission File Number: 001-15092

TURKCELL ILETISIM HIZMETLERI A.S.
(Translation of registrant’s name in English)

Aydınevler Mahallesi İnönü Caddesi No:20
Küçükyalı Ofispark
34854 Maltepe
Istanbul, Turkey

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                        Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐                      No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐                      No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                      No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

Enclosure: A press release dated November 9, 2015 announcing forward looking statements.

Istanbul, November 9, 2015

Announcement Regarding Forward Looking Statements

Subject: Statement made pursuant to Communiqué II-15.1 of the Capital Markets Board

This announcement is made in accordance with the Capital Markets Board’s II-15.1 communiqué on material events disclosure with regards to the public disclosure of forward looking statements.

On October 27, 2015, our company disclosed in its 9 month financial results announcement an increase in our EBITDA margin target to 32.0%-32.5%, from the 31%-32% range and updated our revenue growth target to 10% for Turkcell Turkey and 6% for the Group from the previous 6%-9% range for the year 2015.

Additionally, our guidance for 2016 and ambition level for the next 3-year period of 2016-2018 are provided below:

Guidance for 2016;

•	Turkcell Turkey revenue growth target of 8%-10%,
•	Turkcell Group revenue growth target of 8%-10%, EBITDA margin target of 31%-33% and operational capex (excluding license fees) over sales of around 20% are projected.
Ambition level for the next 3-year period between 2016-2018;

•	Turkcell Turkey revenue CAGR* of around 10% and EBITDA margin of 32%-35%
•	Turkcell International revenue CAGR of around 15% and EBITDA margin of around 35%
•	Turkcell Group revenue CAGR of 10%-14%, EBITDA margin of 32%-35% and operational capex (excluding license fees) over sales of around 17%-16% are projected.
Please find a link to our presentation, which includes our targets and ambition level as presented to the analyst and investor community today on our website at www.turkcell.com.tr/en/aboutus/investor-relations/presentations.

*CAGR is compound annual growth rate that is calculated between 2015 and 2018.

Although Turkcell believes that the expectations reflected in such forward-looking statements are reasonable at this time, it can give no assurance that such expectations will prove to be correct.  These statements are based on current expectations and assumptions that are subject to risks and uncertainties. For a discussion of certain risk factors and challenges that may affect the outcome of such forward looking statement, please visit our Investor Relations website and consult the financial and other reports available on such website, as well as the financial and other reports available on the websites of the regulators of the stock exchanges on which our shares are listed and see our latest Annual Report on Form 20-F filed with U.S. Securities and Exchange Commission, and in particular the risk factor section therein.  All subsequent written and oral forward-looking statements attributable to us are expressly qualified in their entirety by reference to these cautionary statements.

For inquiries:

Turkcell Investor Relations

investor.relations@turkcell.com.tr

Tel: + 90 212 313 1888

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Turkcell Iletisim Hizmetleri A.S. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TURKCELL ILETISIM HIZMETLERI A.S.

Date: November 9, 2015	By:	/s/Murat Dogan Erden
	Name:	Murat Dogan Erden
	Title:	Chief Financial Officer

TURKCELL ILETISIM HIZMETLERI A.S.

Date: November 9, 2015	By:	/s/Nihat Narin
	Name:	Nihat Narin
	Title:	Investor Relations Director